Exhibit 99.1

Oncolytics Biotech® Inc. Presents at the 2015 Immune Checkpoint Inhibitors Meeting

CALGARY, March 26, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics") (TSX:ONC) (NASDAQ:ONCY) today announced that Dr. Giovanni Selvaggi MD, Vice President, Clinical Development, made a presentation titled "REOLYSIN® and Immune Checkpoint Inhibitors: Rationale for Combination Therapy" at the 2015 Immune Checkpoint Inhibitors meeting being held from March 24th to 26th in Boston, MA. The presentation included data from single arm clinical studies in patients with primary glioblastomas or brain metastases (REO 013b) and advanced pancreatic cancer (REO 017), as well as preclinical data.

Highlights of the data presented include:

•	REOLYSIN® inducing the up-regulation of PD-1 and PD-L1 in target tissues in patients with primary glioblastomas or brain metastases, and that this up-regulation is strongly associated with productive reoviral infection (REO 013b);
•	The combination of REOLYSIN® and gemcitabine inducing PD-L1 expression in tumour samples from pancreatic cancer patients (REO 017); and
•	The combination of REOLYSIN®, GM-CSF, anti-PD-1 and anti-CTLA-4 improved survival in immune competent mice versus REOLYSIN® and GM-CSF alone and REOLYSIN® and GM-CSF plus either one of the checkpoint inhibitors alone.

"The anti-PD-1/PD-L1 class of drugs is currently one of the most promising new therapeutic areas in oncology and works by helping the body's immune system recognize and eliminate tumours," said Dr. Brad Thompson, President and CEO of Oncolytics. "Higher levels of PD-1 and PD-L1 may improve this class of drugs' effectiveness. The discovery that PD-1 and PD-L1 are up-regulated or increased in tumours in patients treated with REOLYSIN®, combined with our animal model data findings to this point, may indicate that REOLYSIN® is a potentiator for the entire anti-PD-1/PD-L1 drug class. We intend to immediately incorporate these findings into our clinical program."

REO 013b (brain) is a U.K. open-label, non-randomized, single-center study of REOLYSIN® given intravenously to patients prior to planned surgery for recurrent high grade primary or metastatic brain tumours in advance of their scheduled operations to remove brain tumours.

REO 017 is a U.S. Phase II single-arm clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in chemotherapy-naïve patients with advanced or metastatic pancreatic cancer.

A copy of the presentation will be available on the Oncolytics website at: http://www.oncolyticsbiotech.com/for-investors/presentations.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to clinical and preclinical work with checkpoint inhibitors, the translational study in brain cancer, the Phase II single-arm clinical trial in pancreatic cancer, future trials in these indications, and the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN®  as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 26-MAR-15